Exhibit 4(g)

RIDER

LIVING NEEDS BENEFIT SURRENDER CHARGE REDUCTION

This rider is attached to and made a part of this Policy. Where there is a conflict between the provisions in this rider and those of this Policy, the rider provisions will control. Capitalized terms used but not defined in this rider have the meaning set forth in this Policy.

Receipt of amounts paid pursuant to the terms of this Rider may be subject to a 10% penalty tax in addition to any income taxes due. You should consult with your personal tax advisor before exercising this Rider.

For purposes of this rider, the term “benefit,” means the full or partial waiver of any Surrender Charges that may apply under this Policy provided the terms of the rider herein are met. The use of the term “benefit” in this rider shall not be construed as a benefit (or incidental benefit) offered under (i) a plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“Code”); (ii) an arrangement either described under Section 403(b) of the Code or subject to Section 4975 of the Code; or (iii) an employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

If the Owner is not a natural person, the rider benefit is based on the Annuitant.

Rider benefits are not available during [the first Policy Year] whether or not a Qualifying Event occurs during this period.

DEFINITIONS

1 Eligibility Date: The date, beginning on the first Policy Anniversary, when you may be eligible to receive a benefit under this rider, provided a Qualifying Event has occurred.

2. Qualifying Events:

Each of the Qualifying Events defined below must occur on or after the Policy Date.

a.	Health Care Facility Qualifying Event: The Owner (or Annuitant, if the Owner is not a natural person) is enrolled and living in a Health Care Facility for [sixty (60)] consecutive days.
b.	Terminal Illness Qualifying Event: A determination by a licensed physician that the Owner (or Annuitant, if the Owner is not a natural person) has a life expectancy of [twelve (12) months] or less.

c.

Disability Qualifying Event: The Owner (or Annuitant, if the Owner is not a natural person) has a disability that prevents him or her from performing any work for pay or profit for at least twelve (12) consecutive months.

3 .Health Care Facility: A Health Care Facility is a state licensed/certified nursing home or a state licensed/certified assisted living facility.

RIDER PROVISIONS

1. Rider Benefits

If you provide satisfactory proof that a Qualifying Event has occurred, we will waive any Surrender Charges, or a portion thereof, that may apply when a Partial Withdrawal is made or when this Policy is surrendered for its Accumulation Value person) remain(s) eligible to receive the rider benefit.

on or after the Eligibility Date, subject to terms of the rider benefit. We reserve the right, at the time you request a Partial Withdrawal or a full surrender, to request satisfactory proof that you (or the Annuitant if the Owner is not a natural

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2.	Limitations On The Benefits Of This Rider

For the Disability Qualifying Event, any Partial Withdrawal or full surrender made on or after your [sixty-sixth (66th)] birthday will not be eligible for this rider benefit and any applicable Surrender Charges will apply.

3.	Satisfactory Proof Of A Qualifying Event

For a Health Care Facility, Terminal Illness or Disability Qualifying Event, satisfactory proof is a licensed physician’s certification that the Qualifying Event has occurred. We will also accept the Health Care Facility administrator’s certification as satisfactory proof of the occurrence of a Health Care Facility Qualifying Event. For the Disability Qualifying Event, we

may also require proof of continued disability as of the date of the Partial Withdrawal from or surrender of the Policy.

We reserve the right to have the Owner (or Annuitant, if the Owner is not a natural person) examined by a licensed physician of our choice, at our expense.

Any requirements for a second or third medical opinion to confirm proof of claim shall be at NYLIAC’s expense. If the opinions of the Owner’s (or Annuitant’s, if the Owner is not a natural person) physician and our physician differ, an examination will be conducted by a third physician acceptable to the Owner (or Annuitant, if applicable) and to us, at our expense. The third opinion will be binding on both parties.

GENERAL PROVISIONS

1. Exercising The Rider

Rider benefits can be exercised more than once, provided we receive satisfactory proof for each Qualifying Event and you (or the Annuitant, if the Owner is not a natural person) is/are eligible to receive the rider benefit.

2. Denial Of A Rider Benefit Claim

If we determine that you (or the Annuitant, if the Owner is not a natural person) is/are not eligible to receive a rider benefit, at the time you request a Partial Withdrawal from or full surrender of the Policy, the proceeds will not be disbursed unless 1) we notify you of the denial and 2) you instruct us that you wish to receive the proceeds, subject to any Surrender Charges that may apply.

3. Effective Date

This rider is effective on the Policy Date.

4. Minimum Accumulation Value

At the time any benefit provided by this rider is requested, the Policy must have an Accumulation Value of [$5,000] or more.

5. Rider Fees

There are no fees or charges associated with this rider.

6. Rider Termination

To cancel this rider you must send us a signed request. This rider ends on the earlier of the following: 1) the date you signed the request subject to any action we took before we received it, or 2) when the Policy is surrendered or terminated.

Termination of this rider will not forfeit a valid benefit claim made prior to termination of this rider even if the claim was not yet processed at the time this rider terminated.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

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